Mail Stop 3561

February 20, 2009

Courtney Cowgill
Chief Financial and Accounting Officer, Secretary and Treasurer
VCG Holding Corp.
390 Union Boulevard, Suite 540
Lakewood, CO 80228

      Re: **VCG Holding Corp.**
                 File No. 001-32208
                 Form 10-KSB: For the fiscal year ended December 31, 2007

Dear Ms. Cowgill:

We have reviewed your January 30, 2009 correspondence and have the following comments. We believe you should restate your financial statements in response to comment number one. If you disagree, we will consider your explanation as to why a revision is unnecessary. Comments number two and three request additional information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please file your response to our comments via EDGAR within ten business days from the date of this letter.

Form 10-KSB: For the fiscal year ended December 31, 2007

Notes to the Consolidated Financial Statements, page 35

1.   Refer to your response to our prior comments 8 through 12. We note that you have evaluated the purchase price allocation adjustments in accordance with SAB No. 99 and concluded that the impact on prior financial statements is not material. We note the adjustments are 10% of total assets, 40% of long-term liabilities, and 23% of total liabilities at December 31, 2007 and 11% of total assets, 35% of long-term liabilities, and 26% of total liabilities at September 30, 2008. It appears that the cumulative impact of the adjustments is material to your December 31, 2007 and September 30 2008 balance sheets and that a restatement of prior period financial statements is appropriate. In addition, we believe that your reallocation from goodwill to a specific identifiable intangible would require restatement regardless of its impact on total assets and liabilities. Therefore, please restate your financials, as appropriate. We would not object to you reflecting this restatement on a retrospective basis in your Form 10-K for the year ended December 31, 2008.

2.   Please provide us both your determination of fair value and the analysis prepared by an independent third-party valuation firm, referred to in your response to prior

comment 8, as support for your proposed adjustments. Include a description of how the licenses were valued, the key assumptions used in estimating their values, and support for your belief that they have indefinite lives.

3. Refer to your response to our prior comment 12. You state that no value was assigned to the intellectual property acquired from VVSM for $1,500,000 or to the Bradshaw Hotel acquired for $200,000. Please tell us how you plan to account for the consideration paid and the basis for your accounting.

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You may contact Patrick Kuhn at 202-551-3308 or me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief